

February 27, 2012

Via Email
Peter A. Zieringer
President and Chief Executive Officer
Daimler Trust Leasing LLC
Daimler Trust
36455 Corporate Drive
Farmington Hills, MI 48331

> **Re:** **Daimler Trust Leasing LLC**
> **Daimler Trust**
> **Amendment No. 2 to Registration Statement on**
> **Form S-3**
> **Filed February 17, 2012**
> **File Nos. 333-178761 and 333-178761-01**

Dear Mr. Zieringer:

We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comment.

Exhibit 5.1

1. Please advise counsel to revise its legal opinion in the following manner:

   - With respect to subparagraph A on page two of the opinion, revise to also express an opinion as to Delaware law, as the opinion must also consider the law of the jurisdiction under which the registrants are organized in order to provide the binding obligation opinion. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 (October 14, 2011).

- Remove or revise subparagraph B since it is inappropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts.

2. In the penultimate paragraph, we note the opinion is expressed and made only as of February 17, 2012 (the date of the opinion) and that counsel assumes no obligation to advise noteholders of changes in law or facts that may come to counsel's attention or its effect on the opinion. Please confirm your understanding that when a takedown occurs and with every takedown, the registrants must file an updated clean opinion as an exhibit to the registration statement.

Exhibit 8.1

3. We note again that in the penultimate paragraph the opinion states that it is expressed and made only as of February 17, 2012 (the date of the opinion) and that counsel assumes no obligation to advise noteholders of changes in law or facts that may come to counsel's attention or its effect on the opinion. Please confirm your understanding that to the extent that there are other material tax consequences of a specific takedown not addressed in the filed opinion, the registrants must file an updated clean tax opinion as an exhibit to the registration statement.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Knight, Special Counsel in the Office of Structured Finance, at (202) 551-3370, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Via E-mail
        Siegfried P. Knopf
        Sidley Austin LLP